Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium and CF As of April 8, 2009 Presentation

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form
F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by
Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on
Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY
HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED
WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE OFFER TO EXCHANGE.
In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition
Co. (“North”) filed a definitive proxy statement with the SEC on April 6, 2009.  The definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT
AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131
Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.  Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from
CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the definitive proxy statement filed by Agrium and North with the SEC on
April 6, 2009.
Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While
Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” (together, “forward-looking statements”).  All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.  Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of
Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and  price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.  Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth

0
400
800
1,200
1,600
2,000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
0.0x
2.0x
4.0x
6.0x
8.0x
10.0x
Transaction Multiples Natural Gas (UScents/MMBtu) Urea (US$/ST) Ammonia (US$/MT)
Mississippi Chemical
/ Terra Industries
Multiple: 2.3x
Margin: 14%
Saskferco Products /
Yara International
Multiple: 7.9x
Margin: 40%
Terra Industries / CF
Industries
Multiple: 2.5x
Unaffected Multiple (1) : 1.7x
Margin: 33%
Unocal (Agriculture
business) / Agrium
Multiple: 6.5x
Margin: 12%
Precedent Nitrogen Transaction Multiples
• Valuation multiples vary widely due to volatile natural gas prices relative to nitrogen fertilizer prices
– Acquisitions are based on forward margin expectations, not trailing margins
• LTM trading multiples are at recent lows due to record nitrogen sector margins in 2008
CF Industries / Agrium
Multiple: 2.7x
Margin: 29%
(2) (3)
(4)
E E E
(1) CF actual share price at Jan 15 of $47.23 grown at 5% to Mar 20 (the trading day prior to CF’s current bid), consistent with Global Fertilizer Peer growth over same period (reference slide 5)
(2) Henry Hub, from Bloomberg. Forward-looking estimates per Bloomberg consensus
(3) ICIS-LOR Urea Granular Bulk US Gulf Tn FOB, from Bloomberg. Forward-looking estimates per
British Sulphur NOLA Granular converted to ST at 1.1023 per MT.  Assumes mid-year pricing
(4) ICIS-LOR Ammonia Sulphate Bulk Black Sea FOB, from Bloomberg. Forward-looking estimates per British Sulphur Black Sea FOB. Assumes mid-year pricing

Fundamentals of Growth

•
CF stock has traded up significantly due to Agrium’s offer
– Share price appreciation exceeds global fertilizer peers
(1)
and S&P500
Attractive Premium to CF Stockholders
(1) Global Fertilizer Peers include: Yara, Potash, Mosaic, Intrepid, ICL and K+S. ICL and K+S
converted to US$ at daily exchange rates
(2) CF actual share price at Jan 15 of $47.23 grown at 10% to Apr 7, consistent with Global Fertilizer
Peers growth over same period
Market trading data as of Apr 7, 2009
60%
80%
100%
120%
140%
160%
15-Jan-09 4-Feb-09
25-Feb-09 27-Mar-09
CF Actual,
Jan 15:
$47.23
CF Actual:
+49%; $70.30
Global Fertilizer
Peers (1) :
+10%; Implied
Unaffected CF
Share Price (2)
$52.14
Initial
Agrium
Offer
Revised
Agrium
Offer
S&P500:
-3%

Fundamentals of Growth

Transaction Valuation
• Agrium has historically traded at a significant premium to CF due to superior product and business mix
– Average 8.8x vs 5.7x LTM EBITDA for Agrium and CF respectively, since CF’s IPO in
August 2005
(1)
• Agrium is paying 62% greater multiple for CF than CF is paying for Terra
– 4.7x vs. 2.9x 2010E EBITDA
(2)
using CF’s share price adjusted to exclude the effects of
Agrium’s offer
– Agrium is trading at 4.5x consensus 2010E EBITDA
(2)
(1) Capital IQ
(2) Bloomberg consensus EBITDA estimates
(3) $31.70 cash, one Agrium share at $40.30, as at Feb 24, 2009 (the trading day prior to Agrium’s initial bid)
(4) $35.00 cash, one Agrium share at $39.90, as at Mar 26, 2009 (the trading day prior to Agrium’s current bid)
(5) CF Bid for Terra of $30.50 as at Mar 20 (the trading day prior to CF’s current bid), subject to collar of minimum 0.4129 and maximum 0.4539 CF shares per Terra share
(6) Based on CF actual share price of $47.23 at Jan 15 growth at 5% to Mar 20 (the trading day prior to CF’s current bid), consistent with Global Fertilizer Peers over same period (reference slide 5)
Current Agrium / CF Bid CF / Terra Bid
Agrium CF Industries CF - Unaffected
Initial Bid
(3)
Current Bid
(4)
Current Bid
(5)
Unaffected Bid
(6)
Price $36.96 $70.30 $52.14 $72.00 $74.90 $30.50 $22.45
Premium To Jan-15 Price 15% 49% 10% 52% 59% 87% 38%
Multiple of EBITDA
LTM 3.4x 2.3x 1.5x 2.6x 2.7x 2.5x 1.7x
2009E
(2)
4.6x 4.2x 2.8x 4.3x 4.5x 4.4x 2.9x
2010E
(2)
4.5x 4.3x 2.9x 4.5x 4.7x 4.4x 2.9x